File Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 42 DATED DECEMBER 7, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 38 dated October 16, 2007, supplement no. 39 dated November 1, 2007, supplement no. 40 dated November 16, 2007 and supplement no. 41 dated November 21, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our investment in a B-Note;

•	the execution of an agreement to acquire two two-story research and development office buildings containing 285,772 rentable square feet in Billerica, Massachusetts;

•	the acquisition and related financing of a four-story office building containing approximately 98,883 rentable square feet in Newport News, Virginia;

•	the acquisition and related financing of two six-story office buildings containing 269,233 rentable square feet in Sandy, Utah; and

•	the payoff of a $21 million dollar mezzanine loan receivable.

Investment in the 4929 Wilshire B-Note

On November 19, 2007, we purchased, through an indirect wholly owned subsidiary, a promissory note with an original and current principal balance of $4.0 million (the “4929 Wilshire B-Note”) from MW-1-2002, LLC, which is not affiliated with us or our advisor. We paid $2.5 million for the 4929 Wilshire B-Note. We funded the acquisition with proceeds from this offering.

The borrower under the 4929 Wilshire B-Note is 4929 Wilshire, L. P., a Delaware limited partnership (the “Borrower”). The Borrower is an affiliate of Jamison Properties, which is a privately held, full service real estate investment and management firm with a portfolio of more than 100 properties aggregating approximately 22 million square feet. Neither we nor our advisor is affiliated with the Borrower or Jamison Properties. The 4929 Wilshire B-Note bears interest at a fixed rate of 6.05% and has an initial maturity date of July 11, 2017. Prior to maturity, the Borrower under the 4929 Wilshire B-Note is required to make monthly interest-only payments through July 2012 and principal and interest payments thereafter, with the entire outstanding principal balance due at maturity. The Borrower used the proceeds from the 4929 Wilshire B-Note and the A-Note described below to acquire a single, ten-story, 160,701 square foot multi-tenant office building located in Los Angeles, California, which secures the 4929 Wilshire B-Note and the A-Note.

The 4929 Wilshire B-Note cannot be prepaid in whole or in part until March 11, 2017. Prior to such time, any prepayments, whether voluntary or involuntary, are subject to a prepayment penalty. Under certain conditions, the 4929 Wilshire B-Note may be defeased by the Borrower beginning August 2009.

The 4929 Wilshire B-Note is junior to a $31.3 million promissory note secured by the 4929 Wilshire office building (the “A-Note”). The A-Note has the same July 11, 2017 maturity date as the 4929 Wilshire B-Note. Pursuant to an intercreditor agreement, our right to payment under the 4929 Wilshire B-Note is subordinate to the right to payment of the lender under the A-Note. The intercreditor agreement provides that the holder of the A-Note generally has sole and exclusive authority with respect to the exercise of rights and remedies under the A-Note and the 4929 Wilshire B-Note, including, without limitation, declaring or waiving events of default. The intercreditor agreement requires the holder of the A-Note to consult us, as holder of the 4929 Wilshire B-Note, before certain remedies are exercised, and in some cases, the intercreditor agreement requires our approval with respect to such remedy.

Agreement to Purchase Rivertech

We have entered into an agreement to acquire two two-story research and development office buildings containing 285,772 rentable square feet (“Rivertech I and II”).* On November 21, 2007, our advisor entered into a purchase and sale agreement with the seller. On November 29, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of Rivertech I and II is $45.2 million plus closing costs. We intend to fund the purchase of Rivertech I and II with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

Rivertech I and II is located on an approximate 24.9-acre parcel of land at 129 Concord Road in Billerica, Massachusetts. Rivertech I and II is 100% leased by 2 tenants, Nuvera Fuel Cells (39%) and Entegris, Inc. (61%). Rivertech I and II was built in 1983 and base building renovations were completed in 2001. Additional renovations were made to Rivertech I in 2007 to create a research and development facility for Nuvera Fuel Cells. Nuvera Fuel Cells is a global leader in the development and advancement of multi-fuel processing fuel cell technology. Entegris is a leader in the production of materials to safely transport components used to build semiconductors and computer disk drives.

The current aggregate annual base rent for the tenants of Rivertech I and II is approximately $3.1 million. As of December 2007, the current weighted-average remaining lease term for the tenants of Rivertech I and II is approximately 8.4 years. The Nuvera Fuel Cells lease expires in June 2019, and the average annual rental rate for the Nuvera Fuel Cells lease over the remaining lease term is $9.27 per square foot, which includes a rent concession on a portion of its square footage through June 2008. Nuvera Fuel Cells has the right, at its option, to extend its lease for two additional five-year periods. The Entegris lease expires in March 2014, and the average annual rental rate for the Entegris lease over the remaining lease term is $15.89 per square foot. Entegris has the right, at its option, to extend its lease for two additional five-year periods.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1.0 million of earnest money.

*The transaction also includes the acquisition of 5.72 acres of land and a building containing approximately 60,000 rentable square feet (“Rivertech III”) located at 129 Concord Road in Billerica, Massachusetts. Rivertech III is subject to a ground lease with nominal prepaid rent through September 2097. As a result, we will receive no material economic benefit from the Rivertech III ground lease. We are responsible for maintenance of all access ways and utility lines for Rivertech III.

Acquisition and Related Financing of the Patrick Henry Corporate Center

On November 29, 2007, we purchased, through an indirect wholly owned subsidiary, a four-story office building containing approximately 98,883 rentable square feet (the “Patrick Henry Corporate Center”) from Patrick Henry Corporate Center, LLC, which is not affiliated with us or our advisor. The Patrick Henry Corporate Center is located on an approximate 5.1-acre parcel of land at 12350 Jefferson Avenue in Newport News, Virginia.

The purchase price of the Patrick Henry Corporate Center was approximately $18.6 million plus closing costs. The acquisition was funded with proceeds from the loan described below and with proceeds from this offering.

The Patrick Henry Corporate Center was developed in 1989 and is 100% leased by 11 tenants, including Northrop Grumman (47%) and Patten, Wornom, Hatten & Diamonstein (26%). Northrop Grumman, a global defense and technology company, provides its customers worldwide with innovative systems, products, and solutions in information and services, electronics, aerospace and shipbuilding. Patten, Wornom, Hatten & Diamonstein offers a wide range of legal expertise in providing quality legal services to individuals, businesses, financial institutions, and government entities.

The current aggregate annual base rent for the tenants of the Patrick Henry Corporate Center is approximately $2.0 million. As of December 2007, the current weighted-average remaining lease term for the current tenants of the Patrick Henry Corporate Center is approximately 2.6 years. Northrop Grumman currently leases two suites, one for 41,745 square feet that expires in December 2009, and another for 4,462 square feet that expires in January 2012. The average annual rental rates for the Northrop Grumman leases over the remaining lease terms are $21.11 and $20.14 per square foot, respectively. Northrop Grumman has the right, at its option, to extend their 4,462 square foot lease for one additional three-year period. The Patten, Wornom, Hatten & Diamonstein lease expires in February 2011, and the average annual rental rate for the Patten, Wornom, Hatten & Diamonstein lease over the remaining lease term is $17.31 per square foot. Patten, Wornom, Hatten & Diamonstein has the one-time right, at its option, to reduce their square footage by an amount between 2,500 and 5,000 square feet with four-months notice and upon payment of a space reduction fee.

We do not intend to make significant renovations or improvements to the Patrick Henry Corporate Center. Our management believes that the Patrick Henry Corporate Center is adequately insured.

In connection with our acquisition of the Patrick Henry Corporate Center, we entered into a one-year secured bridge loan with a financial institution for approximately $11.1 million secured by the Patrick Henry Corporate Center (the “Patrick Henry Corporate Center Mortgage Loan”).

The maturity date for the loan is November 29, 2008. For the first 30 days of the term of the loan, the interest rate will be a fixed rate of 140 basis points over 30-day LIBOR or 6.63%. Thereafter, interest will accrue at either the Prime Rate as established from time to time by the lender or LIBOR plus 1.40% (subject to adjustment for a reserve percentage established by the lender), at our option. There is no prepayment fee for principal borrowed at the Prime Rate. For principal borrowed at LIBOR plus 1.40%, there is a breakage fee for prepayment of the loan. In addition, under certain circumstances we must pay an exit fee in connection with repayment of the loan. If we repay the loan, in whole or in part, on or before the maturity date, we must pay the lender an exit fee in an amount equal to 0.125% of the amount being repaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from the lender or (ii) we repay the entire amount of the respective loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser. Notwithstanding the above, we have no obligation to pay an exit fee if (a) we repay the loan with proceeds other than from lender refinancing and the lender has not provided us with a reasonable quote for replacement financing or (b) we are repaying a portion of the loan for the sole purpose of reducing the outstanding amount of the loan to 50% of the lesser of the appraised value of the property securing the loan or the acquisition cost of the property securing the loan.

The loan documents for the Patrick Henry Corporate Center Mortgage Loan contain cross-default and cross-collateralization provisions such that this loan, as well as secured loans we have entered with respect to ten other properties with this lender and one secured loan we may enter with this lender in the future are cross-defaulted and cross-collateralized with each other. The loan documents also provide that we may not convey the Patrick Henry Corporate Center unless the South Towne Mortgage Loan (described below) has been paid in full.

During the term of the Patrick Henry Corporate Center Mortgage Loan, at all times while the ratio of the loan commitment to the lesser of (i) the appraised value of the property and (ii) the acquisition cost of the property, is greater than 50%, we have agreed to cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments. In addition, during the term of the loans, we have agreed to certain restrictions regarding our distributions and those of our Operating Partnership and our indebtedness and that of our subsidiaries.

Acquisition and Related Financing of South Towne Corporate Center I and II

On November 30, 2007, we purchased, through an indirect wholly owned subsidiary, two six-story office buildings containing 269,233 rentable square feet (the “South Towne Corporate Center I and II”) from Workers Compensation Fund of Utah, which is not affiliated with us or our advisor. The South Towne Corporate Center I and II is located on an approximate 10.7-acre parcel of land at 150 West and 200 West Civic Center Drive in Sandy, Utah.

The purchase price of the South Towne Corporate Center I and II was approximately $49.8 million plus closing costs. In connection with the closing of the acquisition, the seller agreed to place $1.5 million of the purchase price into an escrow account for disbursement on or prior to February 27, 2009. Funds in escrow will be paid to us if there is a lease termination event or bankruptcy trigger event (as those terms are defined in the escrow agreement) with respect to the tenant E*Trade Financial Corporation. Otherwise the funds will be paid to the seller. The acquisition was funded with proceeds from the loan described below and with proceeds from this offering.

The South Towne Corporate Center I was completed in 1999 and the South Towne Corporate Center II was completed in 2006. The South Towne Corporate Center I and II is approximately 89% leased by 7 tenants, including Credit Suisse First Boston (54%) and E*Trade Financial Corporation (28%). Credit Suisse First Boston has subleases associated with approximately 87% of its space. Credit Suisse First Boston is a leader across the spectrum of investment banking, capital markets and financial services, ranking in the top tier in virtually all major business segments. E*Trade is a New York-based financial services company that offers online discount stock brokerage to self-directed investors as well as banking and lending products such as checking and savings accounts, money market accounts, certificates of deposit, credit cards, and mortgages.

The current aggregate annual base rent for the tenants of the South Towne Corporate Center I and II is approximately $4.7 million. As of December 2007, the current weighted-average remaining lease term for the tenants of the South Towne Corporate Center I and II is approximately 3.9 years. The Credit Suisse First Boston lease expires in November 2008, and the average annual rental rate for the Credit Suisse First Boston lease over the remaining lease term is $18.35 per square foot. The E*Trade lease expires in October 2016, and the average annual rental rate for the E*Trade lease over the remaining lease term is $25.91 per square foot. E*Trade has the right, at its option, to extend the lease for two additional five-year periods and a right of first offer on all of the space in South Towne Corporate Center I subject to certain provisions in the Credit Suisse First Boston lease. E*Trade also has the right to terminate its lease effective November 1, 2011 with nine months notice and upon payment of a termination fee.

We do not intend to make significant renovations or improvements to the South Towne Corporate Center I and II. Our management believes that the South Towne Corporate Center I and II is adequately insured.

In connection with our acquisition of the South Towne Corporate Center I and II, we entered into a $25.2 million secured 90-day bridge loan agreement with a financial institution (the “South Towne Mortgage Loan”). The loan is secured by the South Towne Corporate Center I and II. The maturity date for the South Towne Mortgage Loan is February 28, 2008 but may be extended 60 days to April 28, 2008, provided certain conditions are met (the “Extension Period”). Pursuant to the South Towne Mortgage Loan, we borrowed $25.2 million at a fixed rate of 140 basis points over 30-day LIBOR or 6.64% for the first 30 days of the term. If we do not prepay the principal of the loan immediately after such 30-day period or before, we may continue to borrow at the terms described below for another one-or two-month period, with the fixed rate reset to 140 basis points over LIBOR then in effect. Under certain circumstances we must pay an exit fee in connection with repayment of the loan. If we repay the loan, in whole or in part, on or before the maturity date, we must pay the lender an exit fee in an amount equal to 0.125% of the amount being repaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from the lender, (ii) we repay the entire amount of the loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser or (iii) we repay the entire loan with borrower’s equity. Notwithstanding the above, we have no obligation to pay an exit fee if (a) we repay the loan with proceeds other than from lender refinancing and the lender has not provided us with a reasonable quote for replacement financing or (b) we are repaying a portion of a loan for the sole purpose of reducing the outstanding amount of the loan to 45% of the lesser of the appraised value of the property securing the loan or the acquisition cost of the property securing the loan. The South Towne Mortgage Loan contains a cross-default and cross-collateralization provision such that this loan and eleven secured loans we have entered with this lender with respect to other properties and one secured loan we may enter with this lender in the future with respect to another property are cross-defaulted and cross-collateralized.

During the initial term of this loan, at all times while the ratio of the loan commitment to the lesser of (i) the appraised value of the property and (ii) the acquisition cost of the property, is greater than 45%, and at all times during the Extension Period, we have agreed to cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments. In addition, during the term of the loan, we have agreed to certain restrictions regarding our distributions and those of our Operating Partnership, and our indebtedness and that of our subsidiaries.

Payoff of the One Madison Park Mezzanine Loan Receivable

On November 19, 2007, the borrowers of the One Madison Park Mezzanine Loan paid off the balance of the loan in full and paid the related interest and fees. We had acquired our $21 million interest in the $42 million One Madison Park Mezzanine Loan on September 24, 2007.